Exhibit 3.1

RESPIRERX PHARMACEUTICALS INC.

AMENDMENT TO

CERTIFICATE OF DESIGNATION, PREFERENCES, RIGHTS AND LIMITATIONS OF

SERIES H 2% VOTING, NON-PARTICIPATING, CONVERTIBLE PREFERRED STOCK

This Amendment (this “Amendment”) to the Certificate of Designation, Preferences, Rights and Limitations of Series H 2% Voting, Non-Participating, Convertible Preferred Stock (the “Series H Certificate of Designation”) is effective as of September 30, 2020.

WHEREAS, the board of directors (the “Board”) of RespireRx Pharmaceuticals, Inc., a Delaware corporation (the “Company”), pursuant to the authority of the Board as required by Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), and in accordance with the provisions of the Company’s Certificate of Incorporation and Bylaws, each as amended and restated through the date hereof, has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 1,200 authorized shares, classified as Series H 2% Voting, Non-Participating, Convertible Preferred Stock (the “Series H Preferred Stock”), and the Company filed the Series H Certificate of Designation with the Secretary of State of the State of Delaware on July 13, 2020, evidencing such terms;

WHEREAS, certain holders (the “Holders”) are the record and beneficial owners of certain shares of Series H Preferred Stock, issued pursuant to (i) those certain Exchange Agreements, each dated as of July 13, 2020, by and between the Company and each of the Holders and (ii) the Series H Certificate of Designation;

WHEREAS, pursuant to Section 1 and Section 8(a) of the Series H Certificate of Designation, any of the rights, powers, preferences and other terms of the Series H Preferred Stock, including with respect to the number of shares of preferred stock designated as Series H Preferred Stock, may be waived or amended on behalf of all holders of Series H Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series H Preferred Stock then outstanding (the “Required Holders”);

WHEREAS, the Holders constitute the Required Holders pursuant to the Series H Certificate of Designation and on September 30, 2020, the Holders consented in writing, in accordance with Section 228 of the DGCL, to this Amendment on the terms set forth herein; and

WHEREAS, this Amendment has been adopted by the Board and the Holders.

NOW, THEREFORE, this Amendment has been duly adopted in accordance with Section 242 of the DGCL and has been executed by a duly authorized officer of the Company as of the date first set forth above to amend the terms of the Series H Certificate of Designation as follows:

1. Capitalized Terms. All terms herein shall have the same meanings ascribed to them in the Series H Certificate of Designation.

2. Amendment to Section 1. Section 1 of the Series H Certificate of Designation is hereby amended and restated in its entirety as follows:

“Designation and Amount. The designation of this series, which consists of up to 3,000 shares of preferred stock (which shall not be subject to increase without the written consent of holders the Series H Preferred Stock, as hereinafter defined (each, a “Holder” and collectively, the “Holders”) holding greater than 50% of the Series H Preferred Stock then outstanding), is the Series H 2% Convertible Preferred Stock (the “Series H Preferred Stock”) with a par value of $0.001 per share (the “Par Value”) and a stated value of One Thousand Dollars ($1,000) per share (the “Stated Value”).”

3. No Other Amendment. Except for the matters set forth in this Amendment, all other terms of the Series H Certificate of Designation shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this Amendment this 30th day of September 2020.

RESPIRERX PHARMACEUTICALS INC.

By:	/s/ Timothy Jones
Name:	Timothy Jones
Title:	President and Chief Executive Officer